Filed by Romarco Minerals Inc. pursuant to
                            Rule 425 under the Securities Act of 1933 and deemed
                                         filed pursuant To Rule 14a-12 under the
                                                Securities Exchange Act of 1934.
                                       Subject Company: Western Goldfields, Inc.
                                                   Commission File No. 000-50894




THIS FILING CONSISTS OF A PRESS RELEASE IN CONNECTION WITH THE PROPOSED COMBINATION OF ROMARCO MINERALS INC. ("ROMARCO") AND WESTERN GOLDFIELDS, INC. ("WESTERN")

Additional Information and Where to Find It

In connection with the proposed transaction, Romarco Minerals Inc. and Western Goldfields, Inc. will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (the "SEC"). Shareholders of Romarco and Western are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov. These and such other documents may also be obtained for free from: Romarco at 885 West Georgia, Suite 1500, Vancouver, British Columbia V6C 3E8, or by phone (604) 688-9271 or fax (604) 688-9274; or from Western at 961 Matley Lane, Suite 120, Reno, Nevada 89502, or by phone at (775) 337-9433 or fax at (775) 337-9441.

Romarco and Western and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed combination of Romarco and Western. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Romarco's directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed on or about June 3, 2005 with the applicable securities commissions in Canada and is available free of charge at the Canadian Securities Administrators' web site at www.sedar.com or by contacting Romarco at the address or telephone number set forth above. Additional information regarding Western's directors and executive officers is also included its annual report on Form 10-KSB for the fiscal year ended December 31, 2004, which was filed with the SEC on or about April 15, 2005 and is available free of charge at the SEC's web site at www.sec.gov or by contacting Western at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements

This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed combination of Romarco and Western. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either Romarco or Western does not receive required shareholder approvals or if either party fails to satisfy other conditions to closing, the combination will not be consummated. In addition, the combined company may not realize all or any of the expected benefits of the combination. Actual results may differ materially from those contained in the forward-looking statements in this document.

                                      ****

                                  News Release

October 13, 2005

Chief Operating Officer Appointed at Mesquite

ROMARCO MINERALS INC. ("TSXV: R") and Western Goldfields Inc. ("OTCBB: WGDF"), are pleased to announce that Mr. Rex Outzen has been appointed as Chief Operating Officer of Romarco. Mr. Outzen will be overseeing the operations at the Mesquite mine owned by Western Goldfields and working with Western Goldfield's Mesquite mine team to initiate the resource modeling work and feasibility studies.

Romarco and Western Goldfields executed the definitive merger agreement on September 30, 2005 (see press release dated October 3, 2005) and are waiting regulatory and shareholder approvals.

Mr. Outzen (B.Sc. Honors, Metallurgical Engineering) is a highly qualified operator bringing over twenty-five years of experience in the development, construction and operation of both precious and base metal mining projects in North and South America, including the Andacollo Gold Mine (Chile), Gilt Edge Mine (South Dakota), Borealis Mine (Nevada), Manhattan Mine (Nevada), and McCoy Mine (Nevada). Mr. Outzen also brings extensive experience in the development of project feasibility studies. Most recently Mr. Outzen was a consulting operator for Metallica Resources Inc. in the development of the Cerro San Pedro Heap Leach Project in San Luis, Potosi, Mexico. Prior thereto, Mr. Outzen was VP and General Manager of the Andacollo Gold Mine in Chile, owned by Dayton Mining Corporation where he was responsible for the overall development, construction and operation of a 14,000 TPD gold heap leach mine and processing facility.

Additionally, Mr. Outzen was Manager of Nevada Operations for Tenneco Minerals Company as well as past member of the Board of Directors of the Nevada Mining Association and the South Dakota Mining Association.

Romarco agreed to select a COO and to fund the feasibility initiatives at Mesquite prior to the closing of the merger transaction. Once completed, the combined company's portfolio of assets will include the Mesquite Mine (2.2 million ounces, fully permitted, southern California) from Western Goldfields, as well as a portfolio of advanced stage exploration gold projects in Nevada and Peru from Romarco. Western Goldfields brings a very experienced technical team to the merger and Romarco brings an experienced financial team.

Mr. Outzen will be granted 350,000 options in the capital of Romarco.

For further information, please contact:

Romarco Minerals Inc.                   Western Goldfields Inc.

Diane Garrett                           Toby Mancuso
Pres. & CEO                             Pres. & CEO
Romarco Minerals Inc.                   Western Goldfields Inc.
1500-885 West Georgia St.               961 Matley Lane
Vancouver, BC                           Suite 120
Canada V6C 3E8                          Reno, NV 89502
Tel: 604.688.9271                       Tel: 775.337.9433
Direct: 830.634.7489                    Fax: 775.337.9441
Fax: 604.688.9274
info@romarco.com                        info@westerngoldfields.com
www.romarco.com                         www.westerngoldfields.com